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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:_____Walsh Partners Capital Corporation_____

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Roma Lane

(No. and Street)

Reading   Massachusetts   91867

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Walsh   617-921-4999

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP

(Name - if *individual, state last, first, middle name*)

50 Congress Street	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 29 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Kevin Walsh _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Walsh Partners Capital Corporation _____ , as of _____ December 31 _____ , 20__04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ 2/28/05
                                         Signature

                                     President
02/28/2005   Title

_____
      Notary Public

KENNETH L. HUANG
Notary Public, Massachusetts
My Commission Expires July 4, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

WALSH PARTNERS CAPITAL CORPORATION

SEC FILE NO.: 8-45684

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

WALSH PARTNERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

Table of Contents



DiCicco, Gulman & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

50 CONGRESS STREET, SIXTH FLOOR, BOSTON, MASSACHUSETTS 02109

TELEPHONE (617) 227-1177 • FACSIMILE (617) 227-1999 • WWW.DGCCPA.COM

Independent Auditors' Report

Board of Directors
Walsh Partners Capital Corporation
Reading, Massachusetts

We have audited the accompanying statement of financial condition of Walsh Partners Capital Corporation as of December 31, 2004, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walsh Partners Capital Corporation as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco Gulman + Company LLP

February 22, 2005

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WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31,		2004

ASSETS

Cash and cash equivalents	$	73,637
Fees receivable		88,622
Prepaid expenses		4,008
Equipment, net		4,174
Investment		-
Total assets	$	170,441

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	81,548
Total liabilities		81,548

Shareholder's equity:

Common stock:

Class A, $.01 par; 1,000 shares authorized;	
980 shares issued and outstanding	14,700
Class B, non-voting; $.01 par; 1,000 shares authorized;	
20 shares issued and outstanding	300
	15,000

Additional paid-in capital	4,000
Retained earnings	70,893
Less 20 shares of Class B common stock	
held in treasury, at cost	(1,000)
Total shareholder's equity	88,893

Total liabilities and shareholder's equity	$	170,441

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF INCOME

For the year ended December 31,	2004
Revenues	$ 267,964
Expenses:	
Salaries	35,000
Taxes, payroll	2,898
Administrative services	1,481
Consulting services	136,315
Depreciation	1,144
Dues	2,628
Insurance and bonding	6,940
Office	31,456
Professional fees	10,200
Total expenses	228,062
Income from operations	39,902
Interest income	400
Net income	$ 40,302

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31,	2004
Cash flows from operating activities:	
Net income	$ 40,302
Adjustment to reconcile net income to net cash used in operating activities:	
Depreciation	1,144
Changes in operating assets and liabilities	
Fees receivable	(88,622)
Prepaid expenses	(154)
Accounts payable and accrued expenses	76,011
Accrued profit sharing plan contribution	(20,000)
Total adjustments	(31,621)
Net cash provided by operating activities	8,681
Cash flows from investing activities:	
Purchases of equipment	(1,800)
Net cash used in investing activities	(1,800)
Cash flows from financing activities:	
Dividends to shareholder	(459)
Net cash used in financing activities	(459)
Net increase in cash	6,422
Cash and cash equivalents, beginning of year	67,215
Cash and cash equivalents, end of year	$ 73,637

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2004

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balance December 31, 2003	$ 14,700	$ 300	$ 4,000	$ 31,050	$ (1,000)	$ 49,050
Dividends to shareholder				(459)		(459)
Net income				40,302		40,302
Balance December 31, 2004	$ 14,700	$ 300	$ 4,000	$ 70,893	$ (1,000)	$ 88,893

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Walsh Partners Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and National Futures Association. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The Company acts as a marketing representative for several venture capital limited partnerships and markets the limited partnership interests to institutional investors. The Company's agreements vary but generally provide for the Company to receive its commission when the funds are received by the limited partnership. It is the Company's policy to recognize the commission income when funds have been transferred to the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as money market funds and highly liquid investments with original maturities of ninety days or less that are not held for sale in the ordinary course of business. At times, the balances in these accounts may exceed federally insured limits. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Fees receivable

Fees receivable represent commissions earned not yet received. On a periodic basis, the Company evaluates its receivables for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2004, no such allowance was deemed necessary. The Company does not accrue interest on accounts receivable.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using the straight-line method. When assets are retired or disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Accumulated depreciation at December 31, 2004 was $1,848.

Income Taxes

The Company has elected to be treated as an "S" Corporation for income tax purposes and the shareholder has consented to include the Company's income or loss on his individual income tax return.

WALSH PARTNERS CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

Note 2 - Investment

The Company has a non-controlling investment interest in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The Company previously recognized an other than temporary impairment in the value of this investment and wrote the carrying amount down to zero.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2004 the Company had net capital of $80,300, which exceeded its net capital required of $30,000 by $50,300.

Note 4 - Profit Sharing Plan

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions as the Board of Directors shall determine on or before December 31st of each year. The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. No contributions were made or were payable for the year ended December 31, 2004.

Note 5 - Concentration of Risk

For the year ended December 31, 2004, two customers accounted for approximately 98% of the Company's revenues.

SUPPLEMENTAL INFORMATION

SCHEDULE I

WALSH PARTNERS CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Net capital		
Total shareholder's equity qualified for net capital	$	88,893
Deductions and/or charges:		
Non allowable assets:		
Prepaid expenses		4,008
Equipment, net		4,174
Net capital before haircuts on securities position		80,711
Haircuts on securities:		
Money market funds		411
Net capital	$	80,300
Aggregate indebtedness	$	81,548
Computation of basic net capital requirement		
Minimum net capital required	$	30,000
Percentage of aggregate indebtedness to net capital		101.6%
Reconciliation with Company's computation		
(included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II		
(unaudited) FOCUS Report	$	66,641
Net audit adjustments		13,659
Net capital per above	$	80,300

SCHEDULE II

WALSH PARTNERS CAPITAL CORPORATION

**COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2004

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

**REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

Board of Directors
Walsh Partners Capital Corporation
Reading, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Walsh Partners Capital Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Cicco Gulman + Company LLP

February 22, 2005

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